Exhibit 99.1

UMC announced its unconsolidated operating results for the first quarter of 2008

1.Date of the investor/press conference: 2008/04/30

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the first quarter of 2008. Year-over-year revenue increased by 4.2% to NT$24.00 billion from NT$23.03 billion, and a 13.1% QoQ decrease from NT$27.62 billion in 4Q07. The EPS for the first quarter of 2008 was NT$0.02.

Wafer shipments in the first quarter were 807 thousand 8-inch equivalent wafers. The utilization rate for the quarter was 73%. The percentage of revenue from 90nm and below business was 37% in 1Q08.

“Q1 has traditionally been a slow season for the foundry industry, and this past quarter was no different due to an inventory adjustment situation,” said UMC Chairman and CEO, Dr. Jackson Hu.

“The appreciation of the NT$ added another negative variable to Q1. However, we are glad to report that even during such a challenging situation, UMC’s quarterly performance exceeded the original guidance. We are also happy to see that revenue contribution from 0.13um, 90nm and 65nm rose to account for 58% of total revenue. Both 90nm and 65nm showed healthy growth at 30% and 7%, respectively.”

“Our leading technology customers continue to prepare for 65nm production. We therefore expect continuous increase in volume and revenue during the remainder of the year for this technology node. We are also working closely with early adopters for 45/40nm. Most of them will be in the prototype development stage in the coming months. Finally, we are developing 32nm with customers as well. Besides CMOS logic, we are closely working with Elpida to further improve the DRAM process and develop synergistic processes to broaden our technology offering. Details will be disclosed at a proper time later.”

4.Any other matters that need to be specified: None

Exhibit 99.2

To announce the differences for 2007 financial statements between ROC GAAP and US GAAP

1.Date of occurrence of the event: 2008/05/02

2.Cause of occurrence: To announce the differences for 2007 financial statements between ROC GAAP and US GAAP

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under ROC GAAP, UMC reported consolidated net income of NT$16,961,762 thousand, basic earnings per share of NT$1.09 and diluted earnings per share of NT$1.06 in 2007, total assets of NT$299,558,289 thousand, total liabilities of NT$56,560,590 thousand, minority interest of NT$6,530,810 thousand, and total shareholders’ equity of NT$236,466,889 thousand as of December 31, 2007.

(2) Under US GAAP, UMC reported consolidated net loss of NT$(9,264,302) thousand, basic losses per share of NT$(0.66) and diluted losses per share of NT$(0.66) in 2007, total assets of NT$310,614,128 thousand, total liabilities of NT$56,794,692 thousand, minority interest of NT$6,517,446 thousand, and total shareholders’ equity of NT$247,301,990 thousand as of December 31, 2007.

(3) The differences between ROC GAAP and US GAAP applied by the Company mainly come from goodwill, treasury stock, compensation, investments in securities, exchangeable bond liabilities, income tax and pension etc.

4.Any other matters that need to be specified:

For more details, please refer at: http://www.umc.com/english/investors/c.asp

Exhibit 99.3

United Microelectronics Corporation
May 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
April	Invoice amount	6,269,594	7,101,076	(831,482)	(11.71)
2008	Invoice amount	25,937,007	27,074,563	(1,137,556)	(4.20)
April	Net sales	8,521,260	8,131,493	389,767	4.79
2008	Net sales	32,524,170	31,156,724	1,367,446	4.39

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	100,206

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,204,713
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,789,920	15,000,000
Net Profit from Fair Value	(33,892)	(261,440)
Written-off Trading Contracts	26,413,988	0
Realized profit (loss)	646,447	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.4

United Microelectronics Corporation
For the month of March, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of March, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	March 31, 2008	April 30, 2008	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	March 31, 2008	April 30, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	April	2008
Semiconductor Manufacturing Equipment	956,905	3,372,457
Fixed assets	63,913	178,807

4)	The disposition of assets (NT$ Thousand)

Description of assets	April	2008
Semiconductor Manufacturing Equipment	3,518	9,360
Fixed assets	0	0

Exhibit 99.5

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/05/16
2.Method of the present increase (decrease) in investment:

Invest mainland Chinese company U-You Information Technology (Shanghai) Co., Ltd. through CTC Capital Partners I, L.P

3.Transaction volume, price per unit, and total monetary amount of the transaction: USD$28,553
4.Company name of the invested mainland Chinese company: U-You Information Technology (Shanghai) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company: USD$7,800,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$7,000,000
7.Main business items of said invested mainland Chinese company: Consulting Service for programming the business and marketing strategy of TV shopping channel
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Qualified Opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 52,919,441.37
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB (5,280,058.63)
11.Amount of actual investment to date in said invested mainland Chinese company: USD$0
12.Counterparty to the transaction and its relationship to the Company: None
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by CTC Capital Partners I, L.P and U-You Information Technology (Shanghai) Co., Ltd.
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$5,150,433
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 2.49%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.13%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 2.15%
25.Total amount of actual investment in the mainland China area to date: USD$5,121,880
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 2.47%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.12%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.13%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None